UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Lions Gate Entertainment Corp. (Name of Subject Company)

Lions Gate Entertainment Corp. (Name of Person Filing Statement)

Common Shares, without par value (Title of Class of Securities)

535919203 (CUSIP Number of Class of Securities)

Wayne Levin, Esq. EVP, Corporate Operations, and General Counsel Lions Gate Entertainment Corp. 2700 Colorado Ave., Suite 200 Santa Monica, California 90404 Telephone: (877) 848-3866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON ................................................................................... 3
SIGNATURE .................................................................................................................................................... 4

      This Amendment No. 10 to the Schedule 14D-9 (“Amendment No. 10”), filed with the Securities and Exchange Commission (the
“SEC”) on November 12, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010, August 12, 2010, September 8, 2010, October 12, 2010, October 19, 2010 October 22, 2010, October 29, 2010,
November 4, 2010, and November 8, 2010 by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia
(“Lionsgate” or the “Company”). The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands,
Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III
LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited
Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware,
Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

     The information in the Schedule 14D-9, as amended prior to the date of this Amendment No. 10, is incorporated in this Amendment
No. 10 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled
“Tender Offer”:

“On November 12, 2010, the Offeror extended the expiration date of the Offer to 11:59 p.m. Vancouver Time, on November
22, 2010, unless further extended or withdrawn, in an amendment to its Schedule TO.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By /S/ JAMES KEEGAN
Name: James Keegan
Title: Chief Financial Officer

Dated: November 12, 2010